Exhibit 99.1

Allot Communications LTd. ("Allot")	September 2, 2016

22 Hanagar Street,	-By Email and Fax-

Neve Ne'eman Industrail Zone B,

Hod Hasharon

Israel

Re: Position Paper – Annual Meeting of Shareholders to be held on September 13th, 2016

Dear Sir/Madam,

Reference is hereby made to that certain 6-K filed by Allot on August 15th, 2016 and the exhibits attached thereto with respect to the Annual Meeting of Shareholders of Allot scheduled to be held on September 13th, 2016 (the "General Meeting").

Proposals 1, 3, 4, 5, 6, and 7 on the General Meeting's agenda (the "Relevant Proposals") all relate, in whole or in part, to the reelection and/or remuneration of Mr. Shraga Katz (Chairman of Allot) and/or Mr. Andrei Elefant (CEO of Allot), which included proposed granting of restricted stock units and the ability to grant bonuses.

We, the undersigned (beneficial owners of 676,102 ordinary shares of Allot, as detailed in Annex A attached hereto), hereby propose to vote "AGAINST" all of the Relevant Proposals, due to the following reasons, which are to the best of our knowledge and belief:

1.	Allot's poor performance, as detailed below, should mainly be attributed to its Chairman (Mr. Katz) and CEO (Mr. Elefant), who therefore should not be granted any additional compensation as proposed in the Relevant Proposals, which is customarily granted as a reward for success.

2.	Deep Packet Inspection ("DPI"), the technological niche Allot operates in, is experiencing challenges due to two main reasons: (a) the large telecommunications providers (e.g. Ericsson, Nokia, Huawei and Cisco) are already including DPI's functionalities in their traditional equipment (routers/switches); and (b) today, over 50% of the global internet traffic is encrypted (such percentage in constantly increasing), which practically renders the DPI technology useless.

3.	Allot's management are expected to deal with the said challenges, however, it is evident that they are far from doing so. Allot's core asset is the important installed base in telcos which are deteriorating rapidly, besides the approximately 116M$ in cash.

4.	If we compare Allot to its competitors in the DPI niche it is clear that Allot has performed poorly:

(a)	Procera: In June 2015, Procera Networks has been acquired by Francisco Partners for an enterprise value of approximately 131M$, reflecting a revenue multiple of 1.6 times at the time of acquisition.

(b)	Sandvine: According to today's market price, Sandvine's enterprise value is approximately 230M$ with last twelve months sales of 130M$ reflecting a revenues multiple of 1.8 times.

(c)	Allot: As of today, Allot's enterprise value is approximately 59M$, with last twelve month sales of 94.7M$, reflecting a revenue multiple of only 0.6 times.

In light of the above, Allot is worth about a third of any of Procera and Sandvine in revenue multiple terms.

Furthermore, Sandvine's current share price implies a year to date gain of +3% while Allot has lost -10% during the same period.

5.	Additional examples of poor management performance:

(1)	The most significant announcement made by Allot this year has been "Allot Service Gateway 9500 (SG-9500)", Whose sales have been clearly exceeded by the Sandvine "PTS 32000, Business Intelligence, Traffic Optimizations"; and

(2)	Allot acquired Optenet, a Spanish company, which was on the brink of bankruptcy at the time, and whose only product was internet parental control on legacy (technology which is over 10 years old).

6.	Please note that our proposal to vote "AGAINST" the Relevant Proposals on the agenda, is due to (i) our objections to the performance of Mr. Katz and Mr. Elefant and (ii) the current situation of Allot resulting from such performance as detailed above.

Sincerely,

IBIM2 LIMITED

Jose Sancho Garcia

Maria del Pilar Thomas Rios